# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RiverNorth Capital & Income Fund, Inc., CIK 0001644771
CUSIP: 76882B108
Title of class of securities: common
Address of issuer's principal executive offices: 360 S. ROSEMARY AVE, SUITE 1420, WEST PALM BEACH, Florida (FL), 33401
Date of event which requires filing of this statement: 10/06/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001085146-25-003495
Filed by CIK 0001103646

## Reporting persons
- CSS LLC/IL: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 207,352; shared voting power 0; sole dispositive power 207,352; shared dispositive power 0; aggregate amount beneficially owned 207,352 (4.88% of the class)

## Item 1. Issuer
Name of issuer: RiverNorth Capital & Income Fund, Inc.
Address of issuer's principal executive offices:
360 S. ROSEMARY AVE, SUITE 1420, WEST PALM BEACH, FLORIDA
33401

## Item 2. Person Filing
Name of person filing: CSS LLC/IL
Address of principal business office or, if none, residence:
1 NORTH WACKER DRIVE
SUITE 3075
CHICAGO, Illinois
60606
Citizenship: CSS LLC/IL - ILLINOIS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 207,352
Percent of class: 4.88
Sole power to vote or to direct the vote: CSS LLC/IL - 207,352
Shared power to vote or to direct the vote: CSS LLC/IL - 0
Sole power to dispose or to direct the disposition: CSS LLC/IL - 207,352
Shared power to dispose or to direct the disposition: CSS LLC/IL - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CSS LLC/IL: /s/ Mitchell R. Bialek, Mitchell R. Bialek, CCO (10/21/2025)